

SBA - RESUME

NAME: Robert Keith Chapa-Smith	DOB: 04/12/1991	PLACE OF BIRTH: San Antonio Texas

ADDRESS: ██████████	DATES AT CURRENT RESIDENCE: FROM: 01/01/2023	TO: 05/19/2026

MOST RECENT PRIOR ADDRESS: ██████████	FROM: 04/01/2012	TO: 10/01/2022

EDUCATION

NAME OF COLLEGE OR TECHNICAL TRAINING SCHOOL	LOCATION	DATES ATTENDED	DEGREE, MAJOR OR CERTIFICATION

MILITARY SERVICE

DATES	BRANCH	JOB DESCRIPTION	RANK AT DISCHARGE	HONORABLE AT DISCHARGE (YES/NO)

WORK EXPERIENCE

List experience in chronological order, beginning with present employment. Emphasize accomplishments.

COMPANY NAME: Excel Bumper LLC	EMPLOYMENT PERIOD: FROM: 07/01/2009	TO: 05/19/2026

DUTIES / ACCOMPLISHMENTS:

managed Excel Bumper right out of high school alongside my father as part of our family business, we have specialized in refurbished auto parts . in 2020 i took an ownership role as my father planned his retirement.   since then , with operational improvement and strategic business development we have had our most profitable years increasing our revenue from an average of

REASONS FOR LEAVING:

COMPANY NAME: Bangers Fireworks	EMPLOYMENT PERIOD: FROM: 07/01/2022	TO:

DUTIES / ACCOMPLISHMENTS:

part owner of Bangers Fireworks. we started with one location in july 2022 and in january 2026 we opened our fourth location

REASONS FOR LEAVING:

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R(07/19)